EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Six Months Ended June 30, 2015

	Earnings before fixed charges:
	Income from continuing operations before income taxes and equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$81,170
Add:	Interest expense	67,568
	Depreciation expense on capitalized interest	965
	Amortization of deferred financing costs	2,168

	Earnings before fixed charges	$151,871

	Fixed charges:
	Interest expense	$67,568
	Amortization of deferred financing costs	2,168
	Capitalized interest	7,437

	Fixed charges	77,173

	Preferred unit distributions	236

	Combined fixed charges	$77,409

	Ratio of earnings to fixed charges	1.97

	Ratio of earnings to combined fixed charges	1.96